Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2022 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on November 22, 2022

Guangzhou, China, November 22, 2022 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended September 30, 2022.

Third Quarter 2022 Highlights

•	Total net revenues for the third quarter of 2022 were RMB21.6 billion (US$3.0 billion), as compared with RMB24.9 billion in the prior year period.

•	GMV[1] for the third quarter of 2022 was RMB37.6 billion, as compared with RMB40.2 billion in the prior year period.

•	Gross profit for the third quarter of 2022 was RMB4.7 billion (US$658.3 million), as compared with RMB4.8 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the third quarter of 2022 increased by 168.4% year over year to RMB1.7 billion (US$237.1 million) from RMB628.4 million in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the third quarter of 2022 increased by 55.0% year over year to RMB1.6 billion (US$224.2 million) from RMB1.0 billion in the prior year period.

•	The number of active customers[3] for the third quarter of 2022 was 41.0 million, as compared with 43.9 million in the prior year period.

•	Total orders[4] for the third quarter of 2022 were 168.3 million, as compared with 172.9 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “In the third quarter, we demonstrated strong profitability through careful execution of our proven business model. Despite that the topline recovery was held back by macro and pandemic headwinds, our customer trend improved month by month. While adapting to external uncertainties, we focused on pushing ahead with initiatives to reinforce our business strengths for the long run. We continued to enhance our merchandising capabilities, adding more diverse and high-quality brand partners to expand our product offerings and capture the emerging consumer trends, which in turn helped us gain better customer traction. With our technology upgrade, we further enhanced our capabilities to serve both brand partners and customers through digitalized merchant platform and personalized recommendations, respectively. Looking ahead, we are committed to offering exceptional values on a wide array of branded quality products to win new customers and elevate the trust and loyalty of existing ones.”

Mr. David Cui, Chief Financial Officer of Vipshop, further commented, “Our revenues for the third quarter were in line with our expectation, with an increasing contribution from active Super VIP customers. Through further optimization of operations, we also achieved meaningful growth in profit and margins on a year-over-year basis. Meanwhile, we continued to steadily execute our share repurchase program, with US$257.6 million of our ADSs5 being repurchased during the quarter, to preserve shareholder value. We are confident in maintaining quality and sustainable growth in the long term.”

Third Quarter 2022 Financial Results

REVENUES

Total net revenues for the third quarter of 2022 were RMB21.6 billion (US$3.0 billion), as compared with RMB24.9 billion in the prior year period, primarily attributable to soft consumer needs for discretionary categories amid a challenging macro environment with the COVID-19 resurgence in China.

GROSS PROFIT

Gross profit for the third quarter of 2022 was RMB4.7 billion (US$658.3 million), as compared with RMB4.8 billion in the prior year period. Gross margin for the third quarter of 2022 increased to 21.7% from 19.4% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the third quarter of 2022 decreased by 13.9% year over year to RMB3.7 billion (US$514.2 million) from RMB4.2 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the third quarter of 2022 decreased to 16.9% from 17.0% in the prior year period.

•

Fulfillment expenses for the third quarter of 2022 were RMB1.6 billion (US$227.5 million), which largely stayed flat as compared with the prior year period. As a percentage of total net revenues, fulfillment expenses for the third quarter of 2022 was 7.5%, as compared with 6.5% in the prior year period.

•

Marketing expenses for the third quarter of 2022 decreased by 53.9% year over year to RMB572.4 million (US$80.5 million) from RMB1.2 billion in the prior year period, primarily attributable to more prudent marketing strategy. As a percentage of total net revenues, marketing expenses for the third quarter of 2022 decreased to 2.6% from 5.0% in the prior year period.

[5]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

•	Technology and content expenses for the third quarter of 2022 increased by 7.6% year over year to RMB394.8 million (US$55.5 million) from RMB366.8 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the third quarter of 2022 increased to 1.8% from 1.5% in the prior year period.

•

General and administrative expenses for the third quarter of 2022 increased by 5.0% year over year to RMB1.1 billion (US$150.7 million) from RMB1.0 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the third quarter of 2022 was 5.0%, as compared with 4.1% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the third quarter of 2022 increased by 47.6% year over year to RMB1.1 billion (US$159.9 million) from RMB770.8 million in the prior year period. Operating margin for the third quarter of 2022 increased to 5.3% from 3.1% in the prior year period.

Non-GAAP income from operations6 for the third quarter of 2022, which excluded share-based compensation expenses, increased by 47.6% year over year to RMB1.6 billion (US$219.2 million) from RMB1.1 billion in the prior year period. Non-GAAP operating margin7 for the third quarter of 2022 increased to 7.2% from 4.2% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the third quarter of 2022 increased by 168.4% year over year to RMB1.7 billion (US$237.1 million) from RMB628.4 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the third quarter of 2022 increased to 7.8% from 2.5% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS for the third quarter of 2022 increased to RMB2.70 (US$0.38) from RMB0.92 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the third quarter of 2022, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, increased by 55.0% year over year to RMB1.6 billion (US$224.2 million) from RMB1.0 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the third quarter of 2022 increased to 7.4% from 4.1% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the third quarter of 2022 increased to RMB2.56 (US$0.36) from RMB1.50 in the prior year period.

For the quarter ended September 30, 2022, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 623,699,624.

[6]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[7]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

BALANCE SHEET AND CASH FLOW

As of September 30, 2022, the Company had cash and cash equivalents and restricted cash of RMB16.2 billion (US$2.3 billion) and short term investments of RMB3.4 billion (US$478.0 million).

For the quarter ended September 30, 2022, net cash generated from operating activities was RMB724.6 million (US$101.9 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Sept 30, 2021 RMB’000	Sept 30, 2022 RMB’000	Sept 30, 2022 US$’000
Net cash (used in) generated from operating activities	(1,685,936)	724,601	101,863
Reconciling items: Net impact from internet financing activities[11]	(9,230)	(82,296)	(11,569)
Capital expenditures	(1,003,573)	(558,241)	(78,476)

Free cash (outflow) inflow	(2,698,739)	84,064	11,818

For the trailing twelve months ended

	Sept 30, 2021 RMB’000	Sept 30, 2022 RMB’000	Sept 30, 2022 US$’000
Net cash generated from operating activities	7,099,135	10,867,286	1,527,699
Reconciling items:
Net impact from internet financing activities[11]	(175,185)	159,791	22,463
Capital expenditures	(2,873,998)	(3,719,922)	(522,938)

Free cash inflow	4,049,952	7,307,155	1,027,224

Share Repurchase Program

During the quarter ended September 30, 2022, the Company repurchased US$257.6 million of its ADSs under its current US$1 billion share repurchase program, which is effective through March 2024. As of September 30, 2022, the Company has an un-utilized amount of US$565.3 million under this program.

Business Outlook

For the fourth quarter of 2022, the Company expects its total net revenues to be between RMB30.7 billion and RMB32.4 billion, representing a year-over-year decrease rate of 10% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the effective noon buying rate on September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2022, or at any other rate.

Conference Call Information

The Company will hold a conference call on Tuesday, November 22, 2022 at 7:30 am US Eastern Time, 8:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BIed5ad04451d64e4d9a7a23731f0c0488

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/emyjt2e8. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	Sep 30,2021	Sep 30,2022	Sep 30,2022
	RMB’000	RMB’000	USD’000
Product revenues	23,532,005	20,249,206	2,846,588
Other revenues (1)	1,389,801	1,365,751	191,994

Total net revenues	24,921,806	21,614,957	3,038,582

Cost of revenues	(20,080,295)	(16,931,883)	(2,380,246)

Gross profit	4,841,511	4,683,074	658,336

Operating expenses:
Fulfillment expenses (2)	(1,618,292)	(1,618,670)	(227,549)
Marketing expenses	(1,241,727)	(572,421)	(80,470)
Technology and content expenses	(366,845)	(394,752)	(55,493)
General and administrative expenses	(1,020,703)	(1,071,778)	(150,668)

Total operating expenses	(4,247,567)	(3,657,621)	(514,180)

Other operating income	176,842	111,874	15,727

Income from operations	770,786	1,137,327	159,883
Investment (loss) gain and revaluation of investments	(30,310)	330,769	46,499
Impairment loss of investments	(36,000)	(9,557)	(1,344)
Interest expense	(4,253)	(8,718)	(1,226)
Interest income	163,053	176,088	24,754
Exchange gain	17,134	322,212	45,296

Income before income tax expense and share of (loss) income of equity method investees	880,410	1,948,121	273,862
Income tax expenses	(212,305)	(266,412)	(37,452)
Share of (loss) income of equity method investees	(30,912)	5,155	725

Net income	637,193	1,686,864	237,135
Net income attributable to non-controlling interests	(8,842)	(364)	(51)

Net income attributable to Vipshop’s shareholders	628,351	1,686,500	237,084
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	135,419,982	123,718,348	123,718,348
—Diluted	136,803,978	124,739,925	124,739,925
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders——Basic	4.64	13.63	1.92
Net income attributable to Vipshop’s shareholders——Diluted	4.59	13.52	1.90
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders——Basic	0.93	2.73	0.38
Net income attributable to Vipshop’s shareholders——Diluted	0.92	2.70	0.38

(1)

Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)	Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.1 billion and RMB 1.1 billion in the three month periods ended September 30,2021 and September 30,2022, respectively.
(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	Sep 30, 2021	Sep 30, 2022	Sep 30, 2022
	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	28,032	19,522	2,744
Marketing expenses	15,821	3,938	554
Technology and content expenses	73,103	65,989	9,277
General and administrative expenses	168,579	332,483	46,740

Total	285,535	421,932	59,315

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2021	Sep 30, 2022	Sep 30, 2022
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	16,297,410	14,899,676	2,094,563
Restricted cash	873,859	1,292,079	181,638
Short term investments	5,381,618	3,400,130	477,983
Accounts receivable, net	459,128	372,382	52,349
Amounts due from related parties,net	637,825	683,959	96,149
Other receivables and prepayments,net	2,326,866	2,089,688	293,764
Loan receivables,net	131	64	9
Inventories	6,865,108	4,661,552	655,311

Total current assets	32,841,945	27,399,530	3,851,766

NON-CURRENT ASSETS
Property and equipment, net	14,376,712	15,080,125	2,119,930
Deposits for property and equipment	382,121	264,931	37,243
Land use rights, net	6,612,165	7,121,590	1,001,137
Intangible assets, net	320,943	337,541	47,451
Investment in equity method investees	2,476,868	2,725,365	383,126
Other investments	2,482,911	2,819,851	396,408
Other long-term assets	296,366	84,004	11,809
Goodwill	589,165	589,165	82,824
Deferred tax assets, net	760,023	757,500	106,488
Operating lease right-of-use assets	1,148,322	931,826	130,994

Total non-current assets	29,445,596	30,711,898	4,317,410

TOTAL ASSETS	62,287,541	58,111,428	8,169,176

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,975,184	1,354,469	190,408
Accounts payable	13,144,935	10,862,602	1,527,040
Advance from customers	1,828,781	1,498,111	210,601
Accrued expenses and other current liabilities	7,658,677	6,780,832	953,235
Amounts due to related parties	429,088	132,750	18,662
Deferred income	449,693	360,822	50,724
Operating lease liabilities	284,659	123,692	17,388

Total current liabilities	25,771,017	21,113,278	2,968,058

NON-CURRENT LIABILITIES
Deferred tax liability	437,202	664,647	93,435
Deferred income-non current	1,026,155	1,398,420	196,587
Operating lease liabilities	952,813	881,204	123,878

Other long term liabilities	272,038	—	—

Total non-current liabilities	2,688,208	2,944,271	413,900

TOTAL LIABILITIES	28,459,225	24,057,549	3,381,958

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, 122,975,885 and 123,835,983 shares issued, of which 120,232,895 and 106,484,219 shares were outstanding as of December 31,2021 and September 30,2022, respectively)	80	80	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2021 and September 30,2022, respectively)	11	11	1
Treasury shares,at cost (2,742,990 and 17,351,763 Class A shares as of December 31, 2021 and September 30,2022, respectively )	(1,927,719)	(6,090,010)	(856,120)
Additional paid-in capital	12,227,637	12,885,152	1,811,366
Retained earnings	22,421,488	26,486,542	3,723,419
Accumulated other comprehensive loss	(88,599)	(546,768)	(76,863)
Non-controlling interests	1,195,418	1,318,872	185,404

Total shareholders’ equity	33,828,316	34,053,879	4,787,218

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	62,287,541	58,111,428	8,169,176

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	Sep 30,2021	Sep 30,2022	Sep 30,2022
	RMB’000	RMB’000	USD’000
Income from operations	770,786	1,137,327	159,883
Share-based compensation expenses	285,535	421,932	59,315

Non-GAAP income from operations	1,056,321	1,559,259	219,198

Net income attributable to Vipshop’s shareholders	628,351	1,686,500	237,084
Share-based compensation expenses	285,535	421,932	59,315
Impairment loss of investments	36,000	9,557	1,344
Investment loss(gain) and revaluation of investments excluding dividends	66,650	(322,381)	(45,320)
Reconciling items on the share of equity method investments(4)	16,968	29,658	4,169
Tax effects on non-GAAP adjustments	(4,907)	(230,658)	(32,425)

Non-GAAP net income attributable to Vipshop’s shareholders	1,028,597	1,594,608	224,167

(4) To exclude the GAAP to non-GAAP reconciling items relating to investment loss and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	135,419,982	123,718,348	123,718,348
—Diluted	136,803,978	124,739,925	124,739,925
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	7.60	12.89	1.81
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	7.52	12.78	1.80
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.52	2.58	0.36
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.50	2.56	0.36